UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Purple Innovation, Inc.

(Name of Issuer)

Class A Common Shares, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

InnoHold, LLC
123 East 200 North
Alpine, Utah 84004
(801) 756-2600

with copy to:
Nolan S. Taylor
Dorsey & Whitney
111 S. Main Street, 21st Floor
Salt Lake City, Utah 84111

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y 106

1.	Names of Reporting Persons. InnoHold, LLC I.R.S. Identification Nos. of above persons (entities only). 27-1931966
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,071,318(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,071,318(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,071,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 82%(2)
14.	Type of Reporting Person (See Instructions) PN

1 Represents 44,071,318 shares of Class B Common Stock of the Issuer and 44,071,318 Class B Units of Purple Innovation, LLC that, together, are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in that certain exchange agreement between Purple Innovation, Inc., Purple Innovation, LLC and InnoHold, LLC, which shares are directly owned by InnoHold, LLC, and may be deemed to be beneficially owned by Terry V. Pearce and Tony M. Pearce in their capacity as the co-managers of InnoHold, LLC.

2 All calculations of percentage ownership herein are based on a total of 53,754,173 shares of Class A Common Stock of the Issuer issued and outstanding as of the close of business on February 2, 2018, as reported by the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2018, after giving effect to the exchange of all issued and outstanding shares of Class B Common Stock.

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CUSIP No. 74640Y 106

1.	Names of Reporting Persons. Terry V. Pearce I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,071,318(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,071,318(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,071,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 82%
14.	Type of Reporting Person (See Instructions) IN

3 Represents 44,071,318 shares of Class B Common Stock of the Issuer and 44,071,318 Class B Units of Purple Innovation, LLC that, together, are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in that certain exchange agreement between Purple Innovation, Inc., Purple Innovation, LLC and InnoHold, LLC, which shares are directly owned by InnoHold, LLC, and may be deemed to be beneficially owned by Terry V. Pearce and Tony M. Pearce in their capacity as the co-managers of InnoHold, LLC.

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CUSIP No. 74640Y 106

1.	Names of Reporting Persons. Tony M. Pearce I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,071,318(4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,071,318(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,071,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 82%
14.	Type of Reporting Person (See Instructions) IN

4 Represents 44,071,318 shares of Class B Common Stock of the Issuer and 44,071,318 Class B Units of Purple Innovation, LLC that, together, are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in that certain exchange agreement between Purple Innovation, Inc., Purple Innovation, LLC and InnoHold, LLC, which shares are directly owned by InnoHold, LLC, and may be deemed to be beneficially owned by Terry V. Pearce and Tony M. Pearce in their capacity as the co-managers of InnoHold, LLC.

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Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Stock”), of Purple Innovation, Inc. (formerly known as Global Partner Acquisition Corp.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 123 East 200 North, Alpine, Utah 84004.

As of February 2, 2018, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned 44,071,318 shares of Class A Stock, representing approximately 82% of the issued and outstanding Class A Stock.

Item 2.	Identity and Background

(a) – (c), (f)

This Schedule 13D is filed by (i) InnoHold, LLC, a Delaware limited liability company (“InnoHold”); (ii) Terry V. Pearce (“Terry”), a natural person, US citizen, manager of InnoHold and director of the Issuer; and (iii) Tony M. Pearce (“Tony” and together with Terry and InnoHold, collectively the “Reporting Persons”), a natural person, US citizen, manager of InnoHold and director of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated February 26, 2018, a copy of which is attached hereto as Exhibit A.

The principal business address for each of the Reporting Persons is 123 East 200 North, Alpine, Utah 84004

(d) and (e)

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ managers or officers (if applicable) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 3, 2017, the Issuer, PRPL Acquisition, LLC (“Merger Sub”), Purple Innovation, LLC (“Purple LLC”), InnoHold and Global Partner Sponsor I LLC, in its capacity as Parent Representative (the “Sponsor”), entered into that certain Agreement and Plan of Merger (as amended, the “Merger Agreement”), which provided for the Issuer’s acquisition of Purple LLC’s business through a merger of Merger Sub with and into Purple LLC, with Purple LLC being the survivor in the merger (the “Business Combination,” and together with the other transactions contemplated by the Merger Agreement and agreements attached thereto as an exhibit, the “Transactions”). A copy of the Merger Agreement is attached hereto as Exhibit B. A copy of the Amendment No. 1 to the Merger agreement is attached hereto as Exhibit C.

Subject to the terms of the Merger Agreement and customary adjustments set forth therein, the aggregate purchase price for the acquisition of Purple LLC and related transactions was approximately $483 million, which amount may be adjusted post-closing pursuant to customary adjustments set forth in the Merger Agreement and related documents. The consideration to be paid by the Issuer to InnoHold, as the sole owner of Purple LLC, was funded through a combination of cash and stock consideration. The amount of cash consideration paid to InnoHold was equal to approximately $38.8 million. The remainder of the consideration paid to InnoHold was stock consideration, consisting of 44,071,318 shares of the Issuer’s newly established Class B common stock, par value $0.0001 per share (the “Class B Stock”) and an equivalent number of Class B Units in Purple LLC (the “Class B Units”). On February 2, 2018, in connection with the transactions contemplated by the Merger Agreement (the “Closing”), the Issuer issued the Class B Stock to InnoHold and Purple LLC issued the Class B Units to InnoHold. One share of Class B Stock, together with one Class B Unit, is exchangeable for one share of Class A Stock, pursuant to that certain exchange agreement between the Issuer, Purple LLC and InnoHold.

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Item 4.	Purpose of Transaction

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Exchange Agreement

On February 2, 2018, in connection with the Closing, the Issuer entered into an exchange agreement with Purple LLC and InnoHold (the “Exchange Agreement”), which provides for the exchange of Class B Units and shares of Class B Stock into shares of Class A Stock. The initial exchange ratio is (i) one Class B Unit plus (ii) one share of Class B Stock for one share of Class A Stock, in each case subject to certain adjustments.

Holders of Class B Stock may elect to exchange all or any portion of their Class B Stock (together with an equal number of Class B Units) for shares of Class A Stock by delivering a notice to Purple LLC. However, the Class B Stock (together with an equal number of Class B Units) may not be exchanged during the lock-up period under the Lock-Up Agreement (as described below). The exchange will occur automatically upon the occurrence of a change of control or sale of substantially all of the assets of the Issuer or Purple LLC.

In certain cases, adjustments to the exchange ratio will occur in case of a split, reclassification, recapitalization, subdivision or similar transaction of or relating to the Class B Units or the shares of Class A Stock and Class B Stock or a transaction in which the Class A Stock is exchanged or converted into other securities or property. The exchange ratio will also adjust in certain circumstances when the Issuer acquires Class B Units other than through an exchange for its shares of Class A Stock.

The right of a holder of Class B Stock to exchange may be limited by the Issuer if it reasonably determines in good faith that such restrictions are required by applicable law (including securities laws), such exchange would not be permitted under other agreements of such holder with the Issuer or its subsidiaries, including the operating agreement of Purple LLC, or if such exchange would cause Purple LLC to be treated as a “publicly traded partnership” under applicable tax laws.

The Issuer and each holder of Class B Stock shall bear its own expense regarding the exchange except that the Issuer shall be responsible for transfer taxes, stamp taxes and similar duties.

A copy of the Exchange Agreement is attached hereto as Exhibit D.

Lock-Up Agreement

On February 2, 2018, in connection with the Closing, InnoHold entered into a lock-up agreement with the Issuer and the Sponsor (“Lock-Up Agreement”) with respect to the equity securities of both the Issuer and Purple LLC received in the Business Combination (the “Restricted Securities”). Pursuant to the Lock-Up Agreement, InnoHold agreed that it will not, from the Closing until the earliest of (x) the one year anniversary of the Closing, (y) the date on which the last sale price of the Class A Stock (or any successor publicly traded common equity security) equals or exceeds $12.00 per share (as equitably adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (z) the date on which the Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Issuer’s stockholders having the right to exchange equity holdings in the Issuer for cash, securities or other property: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of its Restricted Securities, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). However, InnoHold is allowed to transfer any of its Restricted Securities under certain limited exceptions, including to affiliates, to family members or to its equity holders, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-Up Agreement. InnoHold is also permitted to transfer the Restricted Securities pursuant to an underwritten public offering to which all of the parties to the Lock-Up Agreement shall have consented.

A copy of the Lock-Up Agreement is attached hereto as Exhibit E.

Tax Receivable Agreement

On February 2, 2018, in connection with the Closing, the Issuer entered into a Tax Receivable Agreement with InnoHold (the “Tax Receivable Agreement”). Pursuant to the Tax Receivable Agreement, the Issuer is required to pay InnoHold 80% of the amount of savings, if any, in U.S. federal, state and local income tax that the Issuer actually realizes (or is deemed to realize in the case of an early termination payment by the Issuer, or a change of control of the Issuer) as a result of the increases in tax basis and certain other tax benefits related to the payment of the Cash Consideration pursuant to the Merger Agreement and the exchange of the Class B Units (together with an equal number of shares of Class B Stock) for Class A Stock. The Issuer would retain the remaining 20% of cash savings, if any, realized. All payments of tax savings to InnoHold will be the Issuer’s obligation, and not that of Purple LLC.

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In general, a cash tax savings results in a year when the tax liability of the Issuer for the year, computed without regard to the deductions attributable to the amortization of the basis step-up in Purple LLC’s assets and other deductions that arise in connection with the payment of the Cash Consideration and the exchange of the Class B Units (together with an equal number of shares of Class B Stock) for Class A Stock, would be more than the tax liability for the year, taking into account such deductions.

Estimating the amount of payments that the Issuer may be required to make under the Tax Receivable Agreement is imprecise by its nature, because the actual increase in the Issuer’s share of Purple LLC’s tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including:

●	the timing of exchanges of Class B Units (together with an equal number of shares of Class B Stock) for shares of Class A Stock, because the increase in the Issuer’s share of the basis in the assets of Purple LLC, as well as the increase in any tax deductions, will be related to the price of the Class A Stock at the time of these exchanges;

●	the tax rates in effect at the time the Issuer utilizes the increased amortization and depreciation deductions; and

●	the amount and timing of the Issuer’s income, because the payment is based on the cash tax savings generated, in part, by the amortization of the basis step-up and if the Issuer does not have taxable income for a year, without taking into account the amortization generated by the exchanges, the Issuer generally will not be required to make payments under the Tax Receivable Agreement for that taxable year.

Because none of the foregoing factors are known at this time, we cannot determine the amounts (if any) that would be payable under the Tax Receivable Agreement. However, it is expected that, as a result of the size of the increases in the Issuer’s share of the tax basis of the tangible and intangible assets of Purple LLC attributable to the Issuer’s interest therein, and assuming that there are no material changes in the relevant tax law, and that the Issuer earns sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of the Issuer’s assets, the payments that the Issuer makes under the Tax Receivable Agreement will likely be substantial and could have a material adverse effect on the Issuer’s financial condition. Were the IRS to either successfully challenge the tax basis increases described above or conduct an audit of the Issuer that results in a lower tax savings to it, the Issuer would not be reimbursed for any payments previously made under the Tax Receivable Agreement, but such payments would effectively offset any future tax savings payments that must be made under the Tax Receivable Agreement. As a result, in certain circumstances, the Issuer could make payments under the Tax Receivable Agreement in excess of the Issuer’s actual cash savings in income tax. The accelerated timing of payments and the increase in the Issuer’s tax liability without reimbursement could affect the cash available to the Issuer and could impact the Issuer’s ability to pay dividends.

In addition, the Tax Receivable Agreement provides that, upon certain mergers, asset sales, other forms of business combinations, liquidations, other changes of control or early terminations of the Tax Receivable Agreement we (or the Issuer’s successors’) would be obligated to make a payment to InnoHold in order to terminate the Tax Receivable Agreement. That payment would be based on certain assumptions, including that the Issuer would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement, that all of the remaining Class B Units would be deemed exchanged at that time and that the discount rate for the net present value calculation of the tax benefits would be LIBOR plus 100 basis points. The Issuer would also be obligated to make such a payment if it is more than 90 days late in making any payment that is due under the Tax Receivable Agreement.

A copy of the Tax Receivable Agreement is attached hereto as Exhibit F.

Registration Rights Agreement

On February 2, 2018, in connection with the Closing, the Issuer entered into a Registration Rights Agreement with InnoHold and the Sponsor (the “Registration Rights Agreement”). Under the Registration Rights Agreement, InnoHold holds registration rights that obligate the Issuer to register for resale under the Securities Act, all or any portion of the Equity Consideration (including Class A Stock issued in exchange for the Equity Consideration pursuant to the Exchange Agreement) (the “Registrable Securities”) so long as such shares are not then restricted under the Lock-Up Agreement. InnoHold is entitled to make a written demand for registration under the Securities Act of all or part of its Registrable Securities (up to a maximum of three demands in total), so long as such shares are not then restricted under the Lock-Up Agreement. Subject to certain exceptions, if any time after the Closing, the Issuer proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, the Issuer shall give notice to InnoHold as to the proposed filing and offer InnoHold an opportunity to register the sale of such number of Registrable Securities as requested by InnoHold in writing. In addition, subject to certain exceptions, InnoHold is entitled under the Registration Rights Agreement to request in writing that the Issuer register the resale of any or all of its Registrable Securities on Form S-3 and any similar short-form registration that may be available at such time.

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Under the Registration Rights Agreement, the Issuer agreed to indemnify InnoHold and certain persons or entities related to InnoHold, such as its officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and InnoHold agreed to indemnify the Issuer and certain persons or entities related to the Issuer such as its officers and directors and underwriters against all losses caused by their misstatements or omissions in those documents.

A copy of the Registration Rights Agreement is attached hereto as Exhibit G.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3, 4 and 6 is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b)

Ownership percentages set forth in this Schedule 13D are based upon a total of 53,754,173 shares of Class A Stock outstanding, which includes all shares of Class A Stock and Class B Stock issued and outstanding as of the Closing Date, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2018.

InnoHold, LLC

InnoHold directly holds 44,071,318 shares of Class B Stock of the Issuer and 44,071,318 Class B Units of Purple LLC that, together, are exchangeable for the number of shares of Class A Common Stock specified in the Exchange Agreement, on the terms and conditions set forth therein. Pursuant to Rule 13d-3 under the Act, InnoHold is the beneficial owner of 44,071,318 shares of Class A Stock underlying such Class B Stock and Class B Units, representing approximately 82% of the issued and outstanding shares of Class A Stock, and shares the power to vote and dispose of such Class A Stock with its managers, Terry V. Pearce and Tony M. Pearce.

Terry V. Pearce

Terry V. Pearce, as one of the two managers of InnoHold, shares with Tony M. Pearce the ability to direct the management and the business of InnoHold, including the power to vote and dispose of the securities held by InnoHold. Terry may, therefore, be deemed to own 44,071,318 shares of Class A Stock underlying the Class B Stock and Class B Units held by InnoHold, representing approximately 82% of the issued and outstanding shares of Class A Stock.

Tony M. Pearce

Tony M. Pearce, as one of the two managers of InnoHold, shares with Terry V. Pearce the ability to direct the management and the business of InnoHold, including the power to vote and dispose of the securities held by InnoHold. Tony may, therefore, be deemed to own 44,071,318 shares of Class A Stock underlying the Class B Stock and Class B Units held by InnoHold, representing approximately 82% of the issued and outstanding shares of Class A Stock.

(c) Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

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Item 7.	Material to be Filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits into this Schedule 13D:

Exhibit No.	Description
Exhibit A*	Joint Filing Agreement, dated February 26, 2018
Exhibit B	Agreement and Plan of Merger, dated November 2, 2017, by and among Global Partner Acquisition Corp., PRPL Acquisition, LLC, Purple Innovation, LLC, InnoHold, LLC and Global Partner Sponsor I LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on November 3, 2017)
Exhibit C	Amendment No. 1 to Agreement and Plan of Merger, dated January 8, 2018, by and among Global Partner Acquisition Corp., Purple Innovation, LLC, PRPL Acquisition, LLC and other parties named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on January 8, 2018)
Exhibit D	Exchange Agreement, dated February 2, 2018, by and between Purple Innovation, Inc., Purple Innovation, LLC and InnoHold, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
Exhibit E	Lock-Up Agreement, dated February 2, 2018, by and among Purple Innovation, Inc., InnoHold, LLC and Global Partner Sponsor I LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
Exhibit F	Tax Receivable Agreement, dated February 2, 2018, by and between Purple Innovation, Inc. and InnoHold, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
Exhibit G	Registration Rights Agreement, dated February 2, 2018, by and among Purple Innovation, Inc., InnoHold, LLC and Global Partner Sponsor I LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)

* Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2018

INNOHOLD, LLC

By:	/s/ Terry V. Pearce
Name:	Terry V. Pearce
Title:	Manager

TERRY V. PEARCE

/s/ Terry V. Pearce

TONY M. PEARCE

/s/ Tony M. Pearce

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Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of February 26, 2018

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date first set forth above.

INNOHOLD, LLC

By:	/s/ Terry V. Pearce
Name:	Terry V. Pearce
Title:	Manager

TERRY V. PEARCE

/s/ Terry V. Pearce

TONY M. PEARCE

/s/ Tony M. Pearce

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